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                                                                      Exhibit 19

FOR:  IMMEDIATE RELEASE
CONTACT:  Edward P. Norris
          Chief Financial Officer
          (203) 356-9000



        STAMFORD, Conn., March 29, 1995 -- American Maize-Products Company (ASE:AZE) announced today that First Fidelity Bank, co-trustee with William Ziegler, III, Chairman of the Board of American Maize, over certain Ziegler family trusts, has moved in the Superior Court of Cumberland County, Maine to intervene as a plaintiff in Mr. Ziegler's lawsuit against American Maize and
its other directors.   On March 24, 1995, the court denied Mr.  Ziegler's
request for a preliminary injunction against the issuance of authorized but unissued shares of American Maize Class B common stock to Eridania Beghin-Say, S.A. Mr. Ziegler and First Fidelity have asked the court to reconsider its decision.

        Pursuant to a merger agreement signed with American Maize, Eridania commenced a tender offer on February 28, 1995 for all outstanding shares of American Maize common stock at a price of $40 per share. Following the successful completion of the tender offer, a subsidiary of Eridania will merge with American Maize and holders of all remaining shares of American Maize will receive $40 per share. In connection with the merger agreement, the parties entered into a stock purchase agreement pursuant to which Eridania will purchase, at a price of $40 per share, all authorized but unissued shares of American Maize Class B common stock (an aggregate of 757,943 shares) which remain available for purchase following the exercise by holders of the Class B common stock of preemptive rights. American Maize intends to proceed with the transactions contemplated by the merger agreement and the stock purchase agreement.

        Mr. Ziegler filed suit on February 22, 1995, claiming, among other things, that the approval by American Maize's directors of the proposed acquisition by Eridania of American Maize constituted a breach of the directors' fiduciary duties and that the proposed sale of Class B shares to Eridania would be illegal. In documents filed with the court, First Fidelity indicated that it is not in favor of the proposed acquisition by Eridania of American Maize.

        Mr. Ziegler and First Fidelity are co-trustees of trusts for the benefit of the Ziegler family which, together with certain trusts for the benefit of Mr. Ziegler's sister, Helen Z. Steinkraus, and her family, own GIH Corp. GIH Corp. owns approximately 13% of the Class A common stock and approximately 47% of the Class B common stock of American Maize. Control over GIH Corp. is the subject of litigation between the Ziegler and Steinkraus families. Pursuant to a settlement agreement entered into in 1991, Mr. Ziegler, Mrs. Steinkraus and GIH Corp. agreed that their American Maize shares would be voted in favor of a majority of independent American Maize directors until the final resolution of this litigation. The Steinkraus family has informed American Maize that it intends to appeal the recent decision in favor of Mr. Ziegler rendered in such litigation. The Company believes that the settlement agreement will remain in effect until the appeals process in such litigation is exhausted. The Ziegler trusts also claim direct ownership over an additional 3% of the Class B common stock, and Mr. Ziegler claims direct ownership over an additional 4% of the Class B common stock.

        In addition, American Maize announced that it was informed by a stockholder that Usaha Tegas sdn. bhd. or one or more affiliates thereof had today purchased from such stockholder approximately 143,000 shares of Class B common stock of American Maize at a price of $46 per share. American Maize believes that Usaha Tegas has purchased, and is attempting to purchase, additional shares of Class B common stock. On February 23, 1995, Usaha Tegas offered to purchase all of the American Maize Class B common stock owned by Mr. Ziegler, Mrs. Steinkraus, their respective families' trusts and GIH Corp. at $44 per share. According to the February 23rd offer, if such offer was accepted, Usaha Tegas would propose a merger with American Maize at a purchase price of $40.25 per share for all of American Maize's remaining Class A and Class B common stock. Usaha Tegas has made no proposal to American Maize regarding an acquisition.

        American Maize, based in Stamford, Connecticut, produces corn sweeteners and a variety of specialty food and industrial starches at plants in Hammond, Indiana; Decatur, Alabama and Dimmitt, Texas. The Company also produces cigars and smokeless tobacco products at plants located in Jacksonville, Florida and Wheeling, West Virginia.

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